Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                November 6, 2019


VIA EDGAR FILING

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1562
      Defined Outcome Trust: Large Cap Buffer 20 Portfolio, February 2021
                       File Nos. 333-215788 and 811-03763
-------------------------------------------------------------------------------

Dear Mr. Bartz:

      This letter responds to your comments given during a telephone conversation with our office regarding amendment no. 5 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1562, filed on November 5, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Defined Outcome Trust: Large Cap Buffer 20 Portfolio, February 2021 (the "Trust").

PROSPECTUS

Investment Summary - Principal Investment Strategies

      1. Please amend the third sentence of the first paragraph to include the phrase "a maximum return of" after "intended possible returns is capped at." Additionally, please amend the fourth sentence of the first paragraph to include the phrase "a maximum loss of" after "losses are limited to."

      Response: The disclosure will be revised as requested.

      2. Please amend the sixth sentence of the first paragraph to include the phrase "after estimated trust fees and expenses" at the end of the sentence.

      Response: The disclosure will be revised as requested.

      3. In romanette (i) of the second sentence of the fifth paragraph, please revise the phrase "percentage payout" to "percentage return." Additionally, in romanette (ii), please revise the disclosure to clarify that unitholders will receive a percentage loss.

      Response: The disclosure will be revised as requested.

Investment Summary - Market Scenario Illustrations

      4. In the third and fourth bullets under the first paragraph, please revise the word "return" to "loss."

      Response: The disclosure will be revised as requested.

      5. In the "Graph of Hypothetical Total Amount for the Trust," please revise the phrases "Market Reference Level" and "Total Amount" to match the terms used in the prospectus.

      Response: The disclosure will be revised as requested.

Investment Summary - Who Should Invest

      6. In the third bullet under the second paragraph, please indicate revised the maximum gain percentage and disclose that the maximum gain presented here takes into account estimated trust fees and expenses.

      Response: The disclosure will be revised as requested.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren